UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

GMX Resources Inc.
(Name of Issuer)

Common stock, par value $.001 per share
(Title of Class of Securities)

38011M108
(CUSIP Number)

James Ruggerio c/o Chatham Asset Mangement, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 7012431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthony Melchiorre

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chatham Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	38011M108

Item 1.	Security and Issuer.

No change from the Schedule 13D filed on March 11, 2013.

Item 2.	Identity and Background.
No change from the Schedule 13D filed on March 11, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Shares were deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by Chatham.

The total cost of the Shares that the Reporting Persons may be deemed to beneficially own is $0.00.

Item 4.	Purpose of Transaction.

As previously reported in the Schedule D filed on April 3, 2013, on April 1, 2013, the Issuer announced that it was filing for Chapter 11 in the U.S. Bankruptcy Court for the Western District of Oklahoma (the "Court").  On January 22, the Court entered an Order Confirming First Amended Joint Plan of Reorganization of GMX Resources Inc. and its Subsidiaries Under Chapter 11 of the Bankruptcy Code (the "Plan"), which became effective on February 3, 2014 (the "Effective Date").

As of the Effective Date of the Plan, all rights and interests of holders of the Company's common and preferred stock have been terminated.  The Reporting Persons own Reorganized GMXR Common Stock and partnership interests of New GMXR, which owns 100% of the assets of the Issuer's reorganized subsidiaries.  Neither GMXR Common Stock nor partnership interests of New GMXR are registered under the Exchange Act nor listed on any national securities exchange.  Both the Issuer and New GMXR are private companies as of the Effective Date.  The Reporting Persons have appointed a member of the Board of Directors of Reorganized GMXR.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
No change from the Schedule 13D filed on March 11, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the Effective Date, the DIP Facility Claims under the $50,000,000 Superpriority Debtor In Possession Credit and Guaranty Agreement dated April 4, 2012 were paid in full and in cash or refinanced by or converted into a new credit facility (the "Exit Facility") in accordance with the terms of the credit agreement governing the Exit Facility.  The Reporting Persons are one of the lenders under the Exit Facility.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: An agreement relating to the filing of a join statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 12, 2014, relating to the Common stock, par value $.001 per share of GMX Resources Inc. shall be filed on behalf of the undersigned.

February 12, 2014
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

SK 21847 0005 1453117